Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Isos Acquisition Corporation on Form S-4 of our report dated January 20, 2021, except as to Note 8 as to which the date is March 4, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Isos Acquisition Corporation as of December 31, 2020 and for the period from December 29, 2020 (inception) through December 31, 2020, which report appears in the Proxy Statement/Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Proxy Statement/Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

July 21, 2021